UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

XBIOTECH INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98400H102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 98400H102	13G/A	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rennes Fondation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Principality of Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 2,189,088
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 2,189,088
(8) Shared dispositive power 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,088
(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.74%(1)
(12)	TYPE OF REPORTING PERSON 00
(1)	Based on 32,463,692 shares of common stock outstanding as of November 14, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the U.S. Securities and Exchange Commission on November 14, 2016.

CUSIP NO. 98400H102	13G/A	Page 3 of 5 Pages

Item 1(a). Name of Issuer.

XBiotech Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

8201 E. Riverside Drive Building 4, Suite 100 Austin, TX 78744

Item 2(a). Name of Person Filing.

Rennes Fondation

Item 2(b). Address of Principal Business Office or, if none, Residence.

Rätikonstrasse 13, Vaduz, Principality of Liechtenstein, FL-9490

Item 2(c). Organization/Citizenship.

Principality of Liechtenstein

Item 2(d). Title of Class Of Securities.

Common Stock, no par value

Item 2(e). CUSIP Number.

98400H102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

Item 4. Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	2,189,088
(b) Percent of class:	6.74%
(c) Number of shares as to which person has:
(i) Sole power to vote or direct the vote:	2,189,088
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	2,189,088
(iv) Shared power to dispose or direct the Disposition of:	0

CUSIP NO. 98400H102	13G/A	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 98400H102	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017

RENNES FONDATION

By:	/s/ Rolf Herter
Rolf Herter, Director